MAIA Biotechnology, Inc.
4444 West Lake Street, Suite 1700
Chicago, IL 60606

December 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Jordan Nimitz

Re:	MAIA Biotechnology, Inc. Draft Registration Statement on Form S-1 Submitted on October 15, 2021 CIK No. 0001878313

Dear Ms. Nimitz:

MAIA Biotechnology, Inc. (the “Company,” “we,” “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 15, 2021, regarding the Company’s Draft Registration Statement on Form S-1, CIK No. 0001878313 (the “Registration Statement”), previously submitted to the Commission on October 15, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Changes to the Registration Statement based on the Staff’s comments are reflected in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which is being filed with the Commission on EDGAR concurrently with the submission of this letter.

Draft Registration Statement on Form S-1 submitted October 15, 2021

Prospectus Summary, page 6

1.

We note your statement on page 6 that your lead product candidate is a “potential first-in class telomere targeting agent” and several other references to “first-in-class” on pages 65, 71, 78, 80, and elsewhere in the prospectus. This term suggest that the product candidate is effective and likely to be approved by the FDA. Please delete these references throughout your registration statement. To the extent your use of this term was intended to convey your belief that the product is based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, as applicable, that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidate has been proven effective or that it will receive regulatory approval.

RESPONSE: We have removed all references to “first-in-class” and added explanatory notes regarding our belief that our technology differs from technology used by competitors and we are not aware of competing products that are further along in the development process.

2.

We note your statement that “The unique primary activity of THIO is based on two distinct Nobel Prize winning discoveries.” Please revise to clarify that THIO was not the subject of Nobel Prizes and that the prizes relate to telomere discoveries. The statement currently implies that THIO was the subject of the Nobel Prizes.

RESPONSE: We have removed several references to the Nobel Prize and included more clarifying detail in the one remaining instance.

Our Company, page 6

3.

Please revise to disclose in the Summary that you are working with experts to evaluate the extent and quality of the existing data supporting THIO, as referenced on page 86. Your Summary should present a factual and balanced presentation of your business. Please revise to provide a discussion of the challenges you face in implementing your business strategy, including, but not limited to, that earlier clinical trials of THIO were abandoned, as referenced on page 80, and that you may face early generic competition for THIO, as referenced on page 29. To the extent that you intend to rely on clinical data generated by third parties, revise to make this clear and provide the basis for your belief you will be able do so. Where you discuss earlier preclinical and clinical studies, revise to disclose who conducted such studies, when the studies were conducted and whether endpoints were met.

Where you discuss your supply agreement with Regeneron, revise to make clear the nature of Regeneron’s obligations and avoid characterizing this agreement as a codevelopment collaboration. As examples only, we note your reference on page 8 to “strategic collaborations…similar to and potentially more broadly than [your] existing agreement with Regeneron” and on page 88 to “using this technology in collaboration with Regeneron….”

RESPONSE: We have updated the summary to include the language regarding experts and added discussion of the challenges faced in implementing our business strategy. We do not intend to rely on clinical data generated by third parties going forward and have included the requested additional information regarding earlier studies.

We have removed all references to “collaboration” with Regeneron.

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Our Lead Product Candidate, Page 6

4.

We note your disclosure in the second paragraph of this section. Please revise to remove your conclusions here and throughout your registration statement that earlier data establishes efficacy or proof-of-concept. You may describe the data collected in preclinical and clinical studies and any observations that support continued development efforts but may not imply that the data establishes efficacy or proof-of-concept.

RESPONSE: We have removed the statements about establishing efficacy and proof-of-concept throughout Amendment No. 1.

Our Development Pipeline, page 7

5.

Given the lengthy timeline and uncertainty with regard to clinical development, it appears premature and inappropriate to present completion dates for your planned Phase 2 studies. Please revise your presentation to present all of the necessary phases of clinical development and an accurate representation of how far along you are in the development process or remove this graphic. We will not object to a narrative discussion of your clinical development plans. Be sure to include separate columns for each phase of. Please make similar revisions to the chart on page 88. Additionally, please tell is why you believe your “2nd Generation Telomeres Targeting Agents” program is sufficiently material to warrant inclusion. In this regard, we note that you have not provided additional detail concerning your activities to date in the Business section.

RESPONSE: We have shortened the timeline presented in the chart and inserted narrative discussion of our development pipeline and why it is material in the summary and business sections.

6.

The graphic provided on page 7 contains text that is illegible. Please revise this figure accordingly. In addition, several graphics on pages 83-85 contain abbreviations that are not defined. Please define abbreviations in all graphics here and elsewhere. Additionally, all graphics throughout the prospectus, including those on pages 83-85, should be accompanied by narrative disclosure that clearly explains the context for the graphic.

RESPONSE: We have deleted the graphic on page 7 containing illegible text and updated graphics throughout Amendment No. 1 to define abbreviations and provide narrative disclosure further explaining the context for and significance of the graphics.

Implications of Being an Emerging Growth Company, page 8

7.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

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RESPONSE: We do not currently plan to make communications to potential investors in reliance upon Section 5(d) of the Securities Act, but we will provide copies of such written communications that are made, if any.

Summary of Risk Factors, page 12

8.	Please add a bullet point highlighting the risk that the FDA may require the approval of a companion diagnostic in order for your to market THIO, as referenced on pages 25-26.

RESPONSE: We have added the requested bullet point to the Summary of Risk Factors.

Risk Factors

Risks Related to Development, Clinical Testing, Manufacturing and Regulatory Approval We may face future business disruption and related risks resulting from the recent outbreak..., page 17

9.

Please revise to update your risk factor disclosure concerning the impact COVID-19 has had or is anticipated to have on your clinical development plans. In this regard, we note your disclosure on page 65 that you plan to enroll up to 164 patients in your Planned Phase 2 study in Australia. Similarly, please update your related disclosure on page 66.

RESPONSE: We have updated the two discussions of COVID-19 with specific information regarding expectations regarding the Phase 2 study in Australia.

Risks Relating to Our Initial Public Offering and Ownership of our Common Stock Our amended and restated bylaws will designate the Court of Chancery, page 55

10.

We note your disclosure that your amended and restated bylaws will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain actions, including any “derivative” action. However, you also state that the federal district courts of the U.S. will be the sole and exclusive forum for the resolution of any action arising under the Securities Act, the Exchange Act or the rules and regulations thereunder. Further, you state on page 126 that your bylaws will not apply to any suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Please reconcile your disclosure for consistency and disclose in your Risk Factors whether the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

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RESPONSE: We have added clarifying text regarding the content of the amended and restated bylaws, including specifically that the exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act.

Industry and Other Data, page 59

11.

Your statement that you have not independently verified statistical, market and other industry data may imply an inappropriate disclaimer of responsibility with respect to this information. Please either delete this statement or specifically state that you are responsible for such information.

RESPONSE: We have deleted the statement.

Use of Proceeds, page 60

12.

Please revise your disclosure to include the estimated amount of proceeds you plan to allocate for each of the uses identified. In addition, provide an estimate of how far in the clinical development process for THIO the allocated proceeds of the offering will enable you to reach. Please also disclose the sources of other funds needed to reach regulatory approval and commercialization for THIO. Refer to Instruction 3 to Item 504 of Regulation S-K.

RESPONSE: We have added disclosure regarding the allocation for each use of proceeds and estimates of how far in development the proceeds will reach. We have also added discussion of potential sources of other funds needed to reach regulatory approval and commercialization for THIO.

Management's Discussion and Analysis of Financial Condition and Results of Operations Operating Expenses, page 66

13.

We note in your discussion of General and administrative expenses, you cite factors such as increased compensation expense and payroll expense, but you do not discuss the underlying factors contributing to the increased expenses. Please revise to expand your disclosure to describe the underlying reasons in quantitative and qualitative terms that impacted your operating expenses.

RESPONSE: We have updated the MD&A discussion to describe the underlying reasons in quantitative and qualitative terms that impacted our operating expenses.

Critical Accounting Policies and Significant Judgments and Estimates Fair value of common stock and Stock-based compensation, page 69

14.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances

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including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

RESPONSE: We will submit our response to this question under separate cover once we have an estimated offering price or range.

15.

Disclose the specific methodologies and the nature of assumptions used to determine the fair value of your common stock for the periods presented. State that the estimates are highly subjective and once the company's initial public offering is effective these estimates will no longer be necessary since the fair value will be based on the trading value of the company's common stock.

RESPONSE: We have included the requested disclosure on pages 71-72.

Business, page 71

16.

You make several assertions regarding the safety and efficacy of your product candidate. Safety and efficacy determinations are solely within the authority of the FDA or applicable foreign regulator. You may present clinical trial end points and objective data resulting from trials without concluding efficacy and you may state that your product candidate has been well tolerated, if accurate. Please revise or remove statements/inferences throughout your prospectus that your product candidate is safe and/or effective. As a non-exhaustive list of illustrative examples only, we note the following:

•	On page 6, "When THIO was administered to mice at low doses... complete tumor regression with no recurrence was achieved, representing a curative or nearly curative effect."
•	On page 65, "THIO...has demonstrated curative or near-curative effect in preclinical models of telomerase positive cancers when administered in advance..."
•	On page 78, "THIO inhibited the cancer cell viability of colon and lung cancers while normal human cells were largely unaffected."
•

On page 79, "In 2019, further non-clinical research in synergic and humanized mouse models of telomerase-expressing cancers uncovered previously unknown activity of THIO, specifically resulting from its efficient killing of cancer cells."

•

On page 80, "As a result of these prior human studies, THIO has a well-established safety profile," "In addition to a well-established safety profile, THIO has shown a promising efficacy profile in prior clinical and human studies...", " We believe there is reduced safety risk (compared to higher doses used in early clinical studies) and increased chance of efficacy based on the previously shown clinical effects of THIO combined with the current insights from the recently identified evidence of its immune-activating effects. "

•	In the graphic on page 81, "Newly discovered unprecedented immunogenic activity."

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•	On page 81, "although...results of unrelated clinical trials of different drugs cannot be relied upon as proof of comparative efficacy or safety, these results are promising."
•	On page 82, "Extensive preclinical studies have been performed to validate THIO's primary mechanism of action: targeting telomeres directly, killing cancer cells via telomerase-mediated DNA damage."
•	On page 82, "in vivo, THIO....followed by an immune checkpoint inhibitor ...resulted in cures in NSCLC and CRC syngeneic tumor models."
•

On page 82 and 85, "we hypothesized that THIO...will effectively 'prime' the tumor environment and initiate an overall anti-tumor immune response," and "THIO alone has shown high anti-cancer activity."

•

On page 83, "THIO appears to be highly effective in vitro at selectively killing cancer cells with active enzyme telomerase versus normal cells," and "THIO, as a single agent, showed in vitro activity in cancer cells "

•

On page 86, "We believe there is reduced safety risk (compared to higher doses used in early clinical studies) and increased chance of efficacy based on the previously shown clinical effects of THIO combined with the current insights from the recently identified evidence of its immune-activating effects."

RESPONSE: We have comprehensively reviewed and removed references to safety, efficacy and cure throughout Amendment No. 1.

Our Strategy, page 72

17.

We note your disclosure in this section that you intend to "rapidly advance...THIO, through clinical studies and toward accelerated approval". We also note your disclosure on page 7 that your focus is to leverage THIO's history to support "rapid" development. Please revise these statements to remove any implication that you will be successful in advancing your product candidates in a rapid or accelerated manner as such statements are speculative.

RESPONSE: We have revised Amendment No. 1 to remove the implication that development will advance successfully in a rapid or accelerated manner.

18.

We note your intention to pursue an accelerated approval pathway. Please revise to include balancing disclosure that an accelerated approval pathway may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that your product candidate will receive marketing approval.

RESPONSE: We have included the balancing disclosure requested on pages 5, 20, 25, and 76 where the accelerated approval pathway is mentioned.

Current Landscape of Checkpoint Inhibitor Franchises, page 74

19.	We note that you have included in the table on page 74 sales of checkpoint inhibitor franchises marketed by third parties. Please tell us why the information presented in

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the table is material to an understanding of your business. Alternatively, please remove this graphic.

RESPONSE: We have added an explanatory note on page 77 explaining the significance of the table showing the current checkpoint inhibitor market.

Intellectual Property, page 74

20.

We note your disclosure of your license agreements with UTSW, as well as your disclosure on page 65 of your provisional patent application. Please expand your discussion of your intellectual property to disclose the types of patents you hold (i.e., composition of matter, use or process), whether they are owned or licensed, patent expiration dates or expected expiration dates for your patent applications, the applicable jurisdictions where patents are granted or where patent applications are pending.

RESPONSE: We have expanded the patent disclosure on pages 93-97 as detailed above.

Our Team, page 75

21.	Please revise to briefly discuss the roles and responsibilities of your “Special Advisory Board” and any related compensation arrangements.

RESPONSE: We have added disclosure regarding the roles and responsibilities of our scientific advisory board and compensation arrangements on pages 79-80.

Our Programs, page 77

22.

Please expand your disclosure on pages 85-86 to provide a textual discussion of the clinical trials listed in your chart, including a material description of the studies, including when they were conducted, the endpoints of the trials, whether or not the trials achieved those endpoints, whether or not the data from the trial was found to be statistically significant, including the P-value, and drug related serious adverse events and the number of patients who experienced them. Address in your revisions how ORR, PR and CR were measured.

RESPONSE: We have added applicable clarifying language on page 90, including the fact that some of the data referred to above is not available due to different research standards at the time.

23.

We note use of p-values on page 80. At first use, please explain how "p-value" is used to measure statistical significance and the relevance of statistical significance to the FDA's evidentiary standards for drug approval.

RESPONSE: We have eliminated use of “p-value”.

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Targeting Telomeres via Telomerase to Kill Cancer, page 77

24.	Please provide narrative disclosure explaining the graphic on page 78. As currently presented, it is not clear what the graphic is intended to represent.

RESPONSE: We have updated with narrative disclosure on page 81 to explain this graphic and inserted additional narrative disclosure explaining the other graphics in this section.

Differentiated Activity of THIO, a Telomere-Targeting Agent, page 78

25.	Your graphic representation of your theoretical method of action on page 79 suggests that you are farther along in the development process. Please remove it.

RESPONSE: We have modified the graphic and added explanatory language on page 83 to further clarify the process and clarify it represents the actual method of action in mice.

THIO: A Potential First-in-Class Telomere Targeting Agent, page 80

26.

We note your statement on page 81 that "To [y]our knowledge, THIO’s cancer-specific telomere targeting by using telomerase is different from all other available cancer therapies and those currently in clinical trials," as well as your use of "novel" and "unique" throughout the prospectus. Please expand your disclosure to provide the basis for these claims.

RESPONSE: We have removed the references to novel and unique throughout Amendment No. 1.

27.

We note your comparison of THIO to approved drugs marketed by third parties. To the extent you did not conduct head-to-head comparisons in your trials, please remove this disclosure or tell us why you believe it is appropriate. Address in your response whether you expect to be able to rely on such comparisons for purposes of securing marketing approval for THIO.

RESPONSE: We have removed the disclosure as requested.

Clinical Supply Agreement with Regeneron Pharmaceuticals, Inc. , page 88

28.

To the extent not disclosed, please expand your disclosure to include the material terms of your agreement with Regeneron, including the parties' respective rights and obligations, financial terms, term and termination provisions.

RESPONSE: We have updated the existing disclosure regarding the parties’ material rights and obligations with term and termination disclosure. There are no financial terms – the cemiplimab drug supply is being provided without cost in exchange for limited exclusivity.

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Strategic Collaborations and Key Agreements, page 88

29.	To the extent not disclosed, please expand your disclosure concerning your license agreements to include the material terms of such agreements, including:
•	the technology or product candidates subject to the agreement;
•	each parties' rights and obligations;
•	quantify any upfront payments;
•	quantify all payments made to date;
•	disclose separately the aggregate amount of all potential development, regulatory and commercial milestone payments;
•	disclose any milestones you are required to achieve;
•	quantify the royalty rate or range not to exceed ten percentage points per tier;
•	disclose when the royalty provisions expire, if the expiration is based on a number of years, disclose the number of years;
•	the duration of the agreement; and
•	termination provisions.

RESPONSE: We have added the expanded disclosure on pages 93 to 97 regarding the licensing agreements.

30.

We note your statement that you expect strong partnership interest from other pharmaceutical companies who have developed checkpoint inhibitor franchises or those with cancer immunotherapy interest. Please revise to provide the basis for this claim or state such claims are management’s belief.

RESPONSE: We have added clarifying language that such claim is based on our management’s belief.

Competition, page 90

31.

Revise to identify specific competitors for your target indications. Refer to Item 101(h)(4)(iv) of Regulation S-K. Please also remove your statement that competition is expected “given the magnitude of anticipated clinical effect and revenue stream,” as such disclosure suggests that your product candidate is likely to be approved.

RESPONSE: We have added the information regarding specific competitors on page 97 and removed the statement indicated.

Certain Relationships and Related Party Transactions, page 123

32.	Please expand your disclosure to describe the consulting services provided by Mr. Klohs and Ms. Durant.

RESPONSE: We have provided expanded disclosure on page 131 describing these consulting services.

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Financial Statements
THIO Asset Acquisition, page F-12

33.

We also note that you acquired all outstanding stock of THIO through a share exchange agreement for 631,822 shares of your common stock with an estimated fair value of $1,137,342. Please tell us how you determined the fair value for this transaction, including your consideration of SAB Topic 5G.

RESPONSE: On January 10, 2019, the Company entered into a stock purchase and exchange agreement with THIO Therapeutics, Inc. (“THIO”) to issue shares of the Company’s common stock in exchange for 100% of the common shares of THIO (the “Transaction”). THIO was incorporated in order to develop 6-thio-dG (aka 6-thio-2’-deoxyguanosine), a molecule which selectively kills cancer cells by modifying telomeric DNA structure and function utilizing the enzyme telomerase (the “Molecule”). The total outstanding shares of THIO were purchased for a total equity consideration of 631,822 shares of MAIA common stock which were valued at $1.80 per common share. The Company previously determined to treat the Transaction as an asset acquisition in accordance with ASC Topic 805, Business Combinations.

The fair value of the Company’s common stock issued in the Transaction was based on sales of common stock to third parties during September through November of 2018 at $1.80 per share. The MAIA common stock issued as consideration was determined to be the best estimate of the consideration given for the Transaction as, in accordance with ASC 805-50-30-2, “measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.” The fair value of the common stock transferred in the Transaction, is “more clearly evident and, thus, more reliably measurable,” than the value of the Molecule transferred.

In evaluating the accounting treatment for the Transaction, the Company considered the guidance in SAB Topic 5G Transfers of Nonmonetary Assets by Promoters or Shareholders (“Topic 5G”), however the Company determined that the guidance in Topic 5G was not applicable to the Company’s acquisition of the Molecule for the following reasons:

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The Transaction was completed in January 2019, which was two years and ten months before the Company filed its initial Form S-1 for an initial public offering through the Securities Act of 1933. At the time of the THIO asset acquisition, the Company was not contemplating an initial public offering and did not begin working towards that process until a full two years later. The Company does not believe these facts support a determination that the Transaction occurred “just prior to or contemporaneously with a first-time public offering,” as stated in Topic 5G.

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Subsequent to the Transaction, the shareholders of THIO Therapeutics (“Transferors”) stock ownership in MAIA following the Transaction was not so significant that the Transferors had retained a substantial indirect interest in the assets as a result of stock ownership in MAIA. Vlad Vitoc, while acting as THIO Therapeutics CEO, only owned 2% of the outstanding shares of THIO Therapeutics. The Transferors, including Vlad Vitoc, obtained 631,822 shares of MAIA which represented, in aggregate, 19% of the

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outstanding shares of MAIA at the time the Transaction was completed. Two Board members of THIO Therapeutics who were also Board members of MAIA owned 21% of THIO Therapeutics common stock prior to the Transaction and 6% of MAIA’s common stock subsequent to the Transaction. Vlad Vitoc (and his wife) owned 34% of MAIA common stock prior to the Transaction, 28% subsequent to the Transaction, and currently own 21.7%.

In consideration of the above, we determined that SAB Topic 5G would not apply to the Transaction, and that the fair value of the Transaction should be determined in accordance with the guidance in ASC 805.

***

We thank the Staff in advance for its review of the foregoing and Amendment No.1. If you have further comments, we ask that you forward them by electronic mail to our counsel, Janeane Ferrari, Esq., at jferrari@loeb.com or by telephone at (212) 407-4209.

Very truly yours,

/s/ Joseph McGuire
Joseph McGuire Chief Financial Officer

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